Exhibit (D) (2)

October 31, 2006

Seitel Holdings, LLC

c/o ValueAct Capital Master Fund, L.P.

435 Pacific Avenue

San Francisco, CA 94133

Attention: Gregory P. Spivy

Ladies and Gentlemen:

1. Commitment. This letter (the “Letter Agreement”) will confirm the commitment of ValueAct Capital Master Fund, L.P., a British Virgin Islands limited partnership (“VAC” or “us”), to provide up to $145,100,000.00 of equity (the “Financing” and such amount being the “Financing Amount”) to Seitel Holdings, LLC, a Delaware limited liability company (the “Purchaser”), on the terms and conditions set forth herein.

2. Use of Proceeds. The proceeds of the Financing shall be used solely for the equity contribution required to consummate the merger of Seitel Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”), with and into Seitel, Inc., a Delaware corporation (“Seitel”), with Seitel remaining as the surviving corporation (the “Merger”) as described in the Agreement and Plan of Merger, dated as of the date hereof, among the Purchaser, Merger Sub and Seitel (as the same may be amended from time to time, the “Merger Agreement”), and the debt financings contemplated by the foregoing.

3. Conditions. VAC’s commitment to fund any obligation hereunder is subject to the simultaneous satisfaction of the conditions to Purchaser’s obligations under the Merger Agreement set forth in Sections 6.1 and 6.2 thereof

4. Indemnification and Expenses. You agree (a) to indemnify and hold harmless VAC, its affiliates and their respective partners, officers, directors, employees, advisors and agents (each an “Indemnified Person”) from and against any and all losses, claims, damages and liabilities to which any such Indemnified Person may become subject arising out of or in connection with this Letter Agreement, the Merger Agreement, the Financing, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and to reimburse each Indemnified Person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that Purchaser shall not be responsible for losses, claims, damages or liabilities that arise out of acts or omissions of an Indemnified Person that are taken in bad faith or constitute gross negligence or willful misconduct as determined by a final, non-appealable court order; and (b) if the Financing is provided, to reimburse VAC and its affiliates on demand for all reasonable expenses (including due diligence expenses, travel expenses, and reasonable fees, charges and disbursements of counsel, accountants and other professionals) incurred by or on behalf of VAC in connection with the Financing and any related documentation (including this Letter Agreement and the Merger Agreement) or the administration, amendment, modification or waiver thereof. You also agree that if any indemnification sought by an Indemnified Person pursuant to this Letter Agreement is for any reason held by a court to be unavailable, then you and we will contribute to the losses, claims, liabilities, damages and expenses for which such indemnification is held unavailable in such proportion as is appropriate to reflect the relative benefits received by you on the one hand and by us on the other hand from the actual or proposed transactions giving rise to or contemplated by this Letter Agreement, and also the relative fault of you, on the one hand, and of us and the Indemnified Person, on the other.

5. Limited Recourse and Damages. Any claim against VAC hereunder shall not be for monetary damages and shall only be to cause specific performance of VAC’s obligations under this Letter Agreement

6. Termination. This commitment will be effective upon the Purchaser’s acceptance of the terms and conditions of this letter and will expire, unless otherwise expressly agreed to by VAC in its sole discretion on the earlier of (i) the consummation of the transactions contemplated by the Merger Agreement or (ii) the termination of the Merger Agreement. The reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Letter Agreement or VAC’s commitment hereunder.

7. Governing Law, Etc. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without regard to the conflicts of law provisions thereof). Any right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the transactions contemplated hereby, and VAC’s activities pursuant to, or the performance by VAC of the services contemplated by, this Letter Agreement is hereby waived. VAC and the Purchaser hereby submit to the exclusive jurisdiction of the federal and New York state courts in connection with any dispute related to this Letter Agreement or any of the matters contemplated hereby. VAC and the Purchaser waive to the fullest extent permitted by law any objection which it may now or hereafter have to the laying of venue in any such suit, action or proceeding.

8. Assignment; Amendment and Waiver. Neither this Letter Agreement nor any of the rights, interests or obligations hereunder may be assigned by VAC or the Purchaser without the prior written consent of the other; provided that VAC shall be entitled to assign its interests and obligations hereunder to any one or more of its affiliates under common equity ownership without obtaining any such consent of any person. Any provisions hereof for the benefit of a party hereto may be waived by such party (either generally or in particular and either retroactively or prospectively), only by a written instrument signed by the party waiving compliance.

9. Complete Agreement. This Letter Agreement contains the entire understanding of the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

10. Third Party Beneficiaries. This Letter Agreement is not intended and shall not be deemed to confer any benefits, rights or remedies upon any Person other than VAC, the Purchaser and Seitel and their respective successors and permitted assigns.

11. Headings. The headings contained in the Letter Agreement are for reference only and shall not affect in any way the meaning and interpretation of this Letter Agreement.

12. Confidentiality. Neither the Purchaser, VAC nor any of their respective representatives or affiliates shall disclose to any third party the terms or existence of this Letter Agreement without the written consent of the other party, except as otherwise required by law or legal process.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by returning to us an executed counterpart hereof.

Very truly yours,

VALUEACT CAPITAL MASTER FUND, L.P.

BY: VA Partners, L.L.C., its General Partner

By:	/S/ GEORGE F. HAMEL, JR.
Name: George F. Hamel, Jr.
Title: Managing Member

Acknowledged and Agreed:

SEITEL HOLDINGS, LLC

BY: VA Partners, L.L.C., its Manager

By:	/S/ GEORGE F. HAMEL, JR.
Name: George F. Hamel, Jr.
Title: Managing Member

Signature page to Equity Commitment Letter